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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

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                                    FORM 8-A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(B) OR 12(G) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                        NATIONAL GOLF PROPERTIES, INC.
            (Exact Name of Registrant as Specified in its Charter)

                Maryland                                95-4549193
(State of Incorporation or Organization)             (I.R.S. Employer
                                                    Identification No.)

       2951 28/th/ Street, Suite 3001
        Santa Monica, California                           90405
  (Address of Principal Executive Offices)               (Zip Code)

   If this form relates to the                If this form relates to the
   registration of a class of securities      registration of a class of
   pursuant to Section 12(b) of the           securities pursuant to Section
   Exchange Act and is effective              12(g) of the Exchange Act and is
   pursuant to General Instruction            pursuant to General Instruction
   A.(c), please check the following          A.(d), please check the following
   box. [X]                                   box. [_]

Securities Act registration statement file number to which this form relates:
Not Applicable

Securities to be registered pursuant to Section 12(b) of the Act:

           Title of Each Class                Name of Each Exchange on Which
           to be so Registered                Each Class is to be Registered
   ---------------------------------       ------------------------------------
      Common Stock, Par Value $.01               New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

                                 Not Applicable
-------------------------------------------------------------------------------
                                (Title of Class)
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Item 1.        Description of Registrant's Securities to be Registered
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         The following summary of the terms of our capital stock does not purport to be complete and is qualified by the Maryland General Corporation Law, our charter, including the articles supplementary in connection with the Series A and B Preferred Stock and bylaws.

General

         Our charter authorizes us to issue up to 40,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share. Our board of directors is authorized to provide for the issuance of shares of preferred stock in one or more series, to establish the number of shares in each series and to fix the designation, powers, preferences, rights, limitations and restrictions of each such series. In 1998, our board of directors had designated and reserved for issuance 1,500,000 shares of Series A Preferred Stock, none of which has been issued. On July 27, 1999 our board of directors designated and reserved for issuance 1,400,000 shares of Series B Preferred Stock, none of which has been issued.

Common Stock

         Holders of our common stock are entitled to one vote per share on all matters voted on by stockholders, including the election of directors. Holders of common stock have no cumulative voting rights in the election of directors. Subject to the stock ownership limitations in our charter and the rights and preferences of the Series A Preferred Stock and the Series B Preferred Stock and any other outstanding series of preferred stock, the holders of shares of common stock generally possess all voting power and are entitled to such distributions as may be declared by our board of directors from available funds. We currently make quarterly distributions.

         Under Maryland law, stockholders generally are not liable for our debts or obligations. If National Golf Properties is liquidated, subject to the right of any holders of preferred stock to receive preferential distributions, the holder of each outstanding share of common stock will be entitled to participate pro rata in the assets remaining after payment of, or adequate provision for, our debts and liabilities. Our debts and liabilities include those arising out of our status as general partner of National Golf Operating Partnership.

         Subject to the stock ownership limitations in our charter, all shares of our common stock have equal distribution, liquidation and voting rights. Holders of our common stock have no conversion, exchange, sinking fund, preference, redemption or appraisal rights and have no preemptive rights to subscribe for any of our securities.

         Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange, or engage in similar transactions outside the ordinary course of business unless approved by the affirmative vote of stockholders holding at least two-thirds of the shares entitled to vote on the matter or a lesser percentage if specified in the corporation's charter. Under the Maryland General Corporation Law, the term "substantially all of its assets" is not defined and is, therefore, subject
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to Maryland common law and to judicial interpretation and review in the context of the unique facts and circumstances of any particular transaction. Our charter does not provide for a lesser percentage in any such situation.

         Our charter authorizes our board of directors to reclassify any unissued shares of capital stock into other classes or series of classes of stock. Our charter also authorizes our board of directors to establish the number of shares in each class or series and to set the preferences, conversion and other rights, voting powers, restrictions, limitations and restrictions on ownership, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each such class or series.

Preferred Stock

         We may issue preferred stock in one or more series as authorized by our board of directors. Prior to the issuance of shares of each series, our board of directors is required by the Maryland General Corporation Law and our charter to fix for each series the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms or conditions of redemption. Because our board of directors has the power to establish the preferences, powers and rights of each series of preferred stock, it may afford the holders of any series of preferred stock preferences, powers and rights, voting or otherwise, senior to the rights of holders of shares of common stock.

Series A and Series B Preferred Stock

         Our board of directors has designated 1,500,000 shares of our preferred stock as 8% Series A Cumulative Redeemable Preferred Stock and 1,400,000 shares of our preferred stock as 9.3% Series B Cumulative Redeemable Preferred Stock. The 8% Series A Cumulative Redeemable Preferred Stock is referred to herein as "Series A Preferred Stock" and the 9.3% Series B Cumulative Redeemable Preferred Stock is referred to in herein as "Series B Preferred Stock." No shares of Series A Preferred Stock or Series B Preferred Stock are currently outstanding, but upon issuance, the holders of such shares will have the rights and preferences described below.

         General

         Holders of Series A Preferred Stock and Series B Preferred Stock will be entitled to receive cumulative preferential distributions from the date of issue, payable on or before the 15th of February, May, August, and November of each year. These distributions will be paid in cash, at the rate per annum of 8% of the $50.00 liquidation preference per share of Series A Preferred Stock, and 9.3% of the $25.00 liquidation preference per share of Series B Preferred Stock. These distributions will be paid when due in preference to any payment made on any other classes of our capital stock or other equity securities, other than any class or series of our equity securities expressly designated as ranking equal or superior to the Series A Preferred Stock and the Series B Preferred Stock. The cumulative preferential distributions paid on shares of Series A Preferred Stock will include any accrued but unpaid distributions on Series A Preferred Units at the time that such units are exchanged for shares of Series A Preferred Stock. The cumulative preferential distributions paid on shares of Series B Preferred Stock will include any accrued but
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unpaid distributions on Series B Preferred Units at the time that such units are exchanged for shares of Series B Preferred Stock. The right of a holder of Series A Preferred Stock or Series B Preferred Stock to receive cumulative preferential distributions means that, unless each of those quarterly distributions is paid in full, we cannot make any distributions on our common stock until we pay to the holders of Series A Preferred Stock and holders of Series B Preferred Stock the currently required distribution and all previously missed distributions.

         Redemption

         Beginning on March 4, 2003, we will have the option of redeeming all or some of the shares of Series A Preferred Stock, and beginning on July 28, 2004, we will have the option of redeeming all or some of the shares of Series B Preferred Stock. Such redemption will be at a redemption price payable in cash equal to $50.00 per share for the Series A Preferred Stock and $25.00 per share for the Series B Preferred Stock, plus in each case any accrued but unpaid dividends on such shares to the date of redemption. The redemption price must be paid with proceeds from sales of our capital stock and from no other source.

         Limited Voting Rights

         Holders of Series A Preferred Stock and Series B Preferred Stock generally will have no voting rights as stockholders. However, if we fail to make full distributions on any Series A Preferred Stock or Series B Preferred Stock on a timely basis with respect to any six quarterly distribution periods, regardless of whether consecutive, the holders of such stock and any other class or series of parity preferred stock, voting together as a single class, will have the right to elect two additional directors to our board of directors until all distributions in arrears and distributions for the then current quarter have been paid in full. In addition, without the consent of the holders of two-thirds of the shares of Series A Preferred Stock then outstanding or the holders of two-thirds of the shares of Series B Preferred Stock then outstanding, as applicable, we may not:

         .     designate, authorize or issue shares of any class of equity securities ranking superior to such series of preferred stock with respect to distributions or rights upon liquidation, dissolution, or winding-up; and

         .     designate, authorize or issue shares of any class of equity securities ranking equal to such series of preferred stock with respect to distributions or rights upon liquidation, dissolution, or winding-up, if such securities are issued to our affiliates.

         We also may not:

         .     consolidate or merge with or into, or sell substantially all of our assets to, any corporation or other entity; or

         .     amend or repeal the provisions of our charter or bylaws in a manner that adversely affects the powers, special rights, preferences, privileges or voting power of such series of preferred stock;
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in each case, unless such series of preferred stock remains outstanding on the same terms or are otherwise substituted for other interests with substantially similar terms.

         Liquidation Preference

         Each share of Series A Preferred Stock is entitled to a liquidation preference of $50.00 per share, and each share of Series B Preferred Stock is entitled to a liquidation preference of $25.00 per share. In each case, the liquidation preference will include any accrued but unpaid distributions on such shares, in preference to any other class or series of our capital stock.

Capital Gain Dividends

         As to any holder of our capital stock, if we designate any portion of a dividend as a "capital gain dividend," the holder's share of the capital gain dividend will be an amount that bears the same ratio to the total amount of dividends paid to the holder for the year as the aggregate amount designated as a capital gain dividend bears to the aggregate amount of all dividends paid on all classes of shares for the year. For purposes of this calculation, the amount of dividends paid to stockholders will be as determined for United States federal income tax purposes.

Restrictions on Ownership and Transfer

         Internal Revenue Code Requirements

         To maintain our tax status as a real estate investment trust, five or fewer individuals or pension funds, supplemental unemployment benefit trusts, private foundations, or trusts entitled to a deduction for amounts paid or permanently set aside for charitable purposes, as described in Section 542(a)(2) of the Internal Revenue Code, may not actually or constructively own more than 50% in value of our issued and outstanding capital stock at any time during the last half of a taxable year. Attribution rules in the Internal Revenue Code determine if any individual or entity actually or constructively owns our capital stock under this requirement. Additionally, at least 100 or more persons must beneficially own our capital stock during at least 335 days of a taxable year. Also, rent from related party tenants is not qualifying income for purposes of the gross income tests of the Internal Revenue Code. Under the Internal Revenue Code, a tenant is a "related party tenant" if we or any of our 10% or greater stockholders actually or constructively owns a 10% or greater interest in such tenant. To help ensure we meet these tests, our charter restricts the acquisition and ownership of shares of our capital stock.

         Transfer Restrictions in Our Charter

         Our charter generally provides that no holder may actually or constructively own more than 9.8%, by number or value, whichever is more restrictive, of the outstanding shares of our common stock. Our charter contains a similar limitation on ownership of Series A Preferred Stock and Series B Preferred Stock which generally provides that no person or entity may actually or constructively own shares of Series A Preferred Stock and/or shares of Series B Preferred Stock which, taking into account any other shares of our capital stock actually or
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constructively owned by such person or entity, would cause such ownership to exceed 9.8%, by value, of our outstanding shares of capital stock.

         The constructive ownership rules are complex and may cause shares of our capital stock actually or constructively owned by a group of related individuals and/or entities to be constructively owned by one individual or entity. As a result, an individual or entity may be deemed to own in excess of 9.8% of our outstanding shares of capital stock even though such person or entity acquired less than 9.8% of the shares of our common stock; acquired shares of preferred stock which, taking into account any other shares of our capital stock, results in an acquisition of less than 9.8% of our outstanding shares of capital stock; or acquired an interest in an entity that actually or constructively owns less than 9.8% of our capital stock. In addition, a violation of the stock ownership limitations relating to shares of preferred stock may occur as a result of fluctuations in the relative value of such stock and our common stock, even absent a transfer or other change in actual or constructive ownership of such stock.

         Our board of directors may, but is not required to, waive the stock ownership limitations described above with respect to a particular stockholder if the board determines that such ownership will not jeopardize our status as a real estate investment trust and our board of directors otherwise determines that such action would be in our best interest. As a condition of such waiver, our board of directors may require the person requesting such waiver to deliver opinions of counsel satisfactory to the board and/or make undertakings or representations.

         In addition to the foregoing stock ownership limitations, no holder may actually or constructively acquire any shares of any class of our capital stock if:

         .     more than 50% in value of our outstanding capital stock would be actually or constructively owned by five or fewer individuals or, in some cases, entities;

         .     our capital stock would be beneficially owned by less than 100 persons, determined without reference to any rules of attribution; or

         .     we would fail to qualify as a real estate investment trust.

         Any person who acquires or attempts or intends to acquire actual or constructive ownership of our shares of capital stock that will or may violate any of the foregoing restrictions on transferability and ownership is required to give notice immediately to us and provide us with such other information as we may request in order to determine the effect of such transfer on our status as a real estate investment trust. These restrictions on transferability and ownership will not apply if our board of directors determines that it is no longer in our best interest to attempt to qualify, or to continue to qualify, as a real estate investment trust.

         Effect of Violating Transfer Restrictions

         Any attempted transfer of our capital stock in violation of the stock ownership limitations on our charter will be void and of no force or effect with respect to the attempted transferee as to that number of shares in excess of the applicable stock ownership limitation, unless otherwise
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permitted by our board of directors. In such case, the transferee will acquire no right or interest in the excess shares. In the case of any event other than a purported transfer that results in any person violating such stock ownership limitations, the person or entity holding record title to any such excess shares shall cease to own any right or interest in the excess shares.

         Any excess shares described above will be transferred automatically by operation of law to a trust, the beneficiary of which will be a qualified charitable organization selected by us. The automatic transfer will be effective as of the close of business on the business day prior to the date of the violative transfer. Within 20 days of receiving notice from us of the transfer of shares to the trust, the trustee of the trust will be required to sell the excess shares to a person or entity who could own such shares without violating the applicable stock ownership limitation or as otherwise permitted by our board of directors. The trustee will be required to distribute to the prohibited transferee or owner, as applicable, an amount equal to the lesser of the price paid by the prohibited transferee or owner for the excess shares or the sales proceeds received by the trust for the excess shares. The trustee of the trust shall be designated by us and be unaffiliated with us and any prohibited transferee or owner.

         In the case of any excess shares resulting from any event other than a transfer, or from a transfer for no consideration, such as a gift, the trustee will be required to sell the excess shares to a qualified person or entity. The trustee will be required to distribute to the prohibited transferee or owner, as applicable, an amount equal to the lesser of the market price of the excess shares as of the date of such event or the sales proceeds received by the trust for the excess shares. In either case, any proceeds in excess of the amount distributable to the prohibited transferee or owner, as applicable, will be distributed to the charitable organization selected by us as beneficiary of the trust. Prior to a sale of any excess shares by the trust, the trustee will be entitled to receive, in trust for such beneficiary, all dividends and other distributions paid by us with respect to the excess shares. The trustee also will be entitled to exercise all voting rights with respect to the excess shares.

         Subject to Maryland law, effective as of the date that such shares have been transferred to the trust, the trustee shall have the authority, in its discretion, to:

         .     rescind as void any vote cast by a prohibited transferee or owner, as applicable, prior to our discovery that our shares have been transferred to the trust; and

         .     recast such vote according to the desires of the trustee acting for the benefit of the beneficiary of the trust.

However, if we have already taken irreversible corporate action, then the trustee will not have the authority to rescind and recast such vote. Any dividend or other distribution paid to the prohibited transferee or owner, prior to our discovery that such shares had been automatically transferred to a trust as described above, will be required to be repaid to the trustee upon demand for distribution to the beneficiary of the trust. In the event that the transfer to the trust as described above is not automatically effective for any reason to prevent violation of the applicable stock ownership limitation, then our charter provides that the transfer of the excess shares will be void unless otherwise permitted by our board of directors.
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         If shares of capital stock which would cause us to be beneficially owned by fewer than 100 persons are transferred to any person, the transfer shall be null and void in its entirety, and the intended transferee will acquire no rights to the stock.

         If our board of directors shall at any time determine in good faith that a person intends to acquire or own, has attempted to acquire or own, or may acquire or own our capital stock in violation of the limits described above, it shall take actions to refuse to give effect to or to prevent the ownership or acquisition. These actions include authorizing us to repurchase stock, refusing to give effect to such ownership or acquisition on our books, or instituting proceedings to enjoin such ownership or acquisition.

         All certificates representing shares of our capital stock bear a legend referring to the restrictions described above.

         All persons who own at least a specified percentage of the outstanding shares of our stock must file with us annually a completed questionnaire containing information about their ownership of the shares. Under treasury regulations, the percentage will be set between 0.5% and 5.0%, depending on the number of record holders of shares. In addition, each stockholder may be required to disclose to us in writing information about the actual and constructive ownership of shares as our board of directors deems necessary to comply with the provisions of the Internal Revenue Code applicable to a real estate investment trust or to comply with the requirements of any taxing authority or governmental agency.

         These ownership limitations could discourage a takeover or other transaction in which holders of some, or a majority, of our shares of capital stock might receive a premium for their shares over the then prevailing market price or which stockholders might believe to be otherwise in their best interest.

Item 2.             Exhibits
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    3.1          Articles of Incorporation of National Golf Properties, Inc.
                 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K dated September 26, 1995)

    3.2 By-Laws of National Golf Properties, Inc. (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K dated September 26, 1995)

    3.3          Articles Supplementary of National Golf Properties, Inc.
                 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K dated March 4, 1998)

    3.4          Articles Supplementary of National Golf Properties, Inc.
                 (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the period ended March 31,
                 1998)

    3.5          Articles Supplementary of National Golf Properties, Inc.
                 (incorporated by
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                 reference to Exhibit 3.1 to the Company's Quarterly Report on
                 Form 10-Q for the period ended June 30, 1999)

    4.1 The 1995 Independent Director Equity Participation Plan of National Golf Properties, Inc. (incorporated by reference to
                 Exhibit 4.1 to the Company's Registration Statement on Form S-8 dated August 15, 1997)

    4.2 The 1997 Equity Participation Plan of National Golf Properties, Inc., National Golf Operating Partnership, L.P. and American Golf Corporation (incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-8 dated August 15, 1997)

    10.1 Registration Rights Agreement, made and entered into as of August 18, 1993, by and among National Golf Properties, Inc. and the persons named therein (incorporated by reference to Exhibit 10.4 to the Company's Annual Report on Form 10-K dated February 29, 1996)

    10.2 Shelf Registration Rights Agreement, made and entered into as of August 18, 1993, by and among National Golf Properties, Inc. and the persons named therein (incorporated by reference to Exhibit 10.5 to the Company's Annual Report on Form 10-K dated February 29, 1996)

    10.3 National Golf Properties, Inc. Stock Incentive Plan for Key Employees of National Golf Properties, Inc., National Golf Operating Partnership, L.P. and American Golf Corporation, effective August 18, 1993 (incorporated by reference to Exhibit
                 10.6 to the Company's Annual Report on Form 10-K dated February 29, 1996)

    10.4 Amended and Restated Registration Rights Agreement, dated as of April 20, 1998, by and among National Golf Properties, Inc., National Golf Operating Partnership, L.P. and the unit holders named therein (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 1998)

    10.5 Amended and Restated Registration Rights Agreement, dated as of July 28, 1999, by and among National Golf Properties, Inc., National Golf Operating Partnership, L.P. and the unit holders named therein (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 1999)
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                                   SIGNATURES
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          Pursuant to the requirements of Section 12 of the Securities and
Exchange Act of 1934, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             NATIONAL GOLF PROPERTIES, INC.


                                             By:    /s/ Neil M. Miller
                                                    ---------------------------
                                             Name:  Neil M. Miller
         Dated:  May 16, 2001                Title: Chief Financial Officer